Cue Energy Resources Limited

A.B.N. 45 066 383 971

25th Floor
500 Collins Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9629 7577
Facsimile: (03) 9629 7318

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

04036181

30 July 2004

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

UNDER

PROCESSING SECTION
RECEIVED
AUG 10 2004
181
SEC MAIL WASH. DC

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Chief Financial Officer

Enc.

PROCESSED
AUG 13 2004
THOMSON
FINANCIAL

8/12

QUARTERLY REPORT
FOR THE QUARTER ENDING 30 JUNE 2004

QUARTER HIGHLIGHTS

- Cash at the end of the quarter was A$4.284m.

Papua New Guinea

- Quarterly revenue from SE Gobe field was US$1.328m.

Indonesia

- The environmental plan for the Oyong field has been approved by the Indonesian authorities.

1. PRODUCTION

PDL 3 - SE Gobe Field, PNG (5.568892% interest)
Operator: Santos

SE Gobe Unit, PNG (3.285646 % interest, over lift interest 3.8565%)
Operator: Oil Search

At the end of the quarter, the SE Gobe field was producing at an average rate of approximately 7,650 barrels of oil per day (Cue share approximately 295 barrels of oil per day). Cue's oil production revenue received during the quarter from the SE Gobe oil field was US$1.328m and equated to 33,713 barrels. Cue did not have any hedging arrangements in place during the quarter.

The Gobe 8X water injector came on stream on 8 July 2004 and has increased the water handling capacity of the SE Gobe and Gobe main fields and as a result the oil production of the SE Gobe field has increased to around 8000 barrels of oil per day (Cue share approximately 308 barrels of oil per day). A review of the overall water handling system is being undertaken to gain additional efficiencies.

A year end 2003 SE Gobe oil reserves report has been provided by Oil Search as new operator.

The estimated field reserves were

(Million Barrels)

Produced	Remaining to be produced			Total
	proven	probable	possible	
26.4	6.2	4.3	3.2	40.0

Oil production is estimated to continue to year end 2011.

The recoverable 3P equivalent gas volume is estimated to be 289 billion cubic feet.

Oil Search has identified three areas in SE Gobe field where sidetracks of additional production wells could access additional oil reserves. Studies of these areas are on going with a view to drilling one of the opportunities towards the end of 2004.

2. DEVELOPMENT ACTIVITY

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)
Santos

Oyong Background

The Oyong field was discovered in mid 2001 and is assessed by the Operator, Santos, to have 128 billion cubic feet of recoverable natural gas and an estimated 8.3 million barrels of recoverable oil from the approximately 80 million barrels of oil estimated to be in place. DeGolyer and MacNaughton have been retained to provide an independent estimate of reserves.

On July 19, 2003 a Gas Sales Agreement was signed with PT Indonesia Power for the entire gas reserves of the Oyong field. The sale is denominated in US dollars.

Oyong is in 45 metres of water, 60 kilometres north east of PT Indonesian Power's 766 Megawatt open and combined cycle gas turbine facility at Grati, Indonesia. The Oyong development involves an offshore well-head platform with two gas production wells and initially three oil production wells. The gas and oil are expected to be produced from the field via a dedicated 55km multi phase pipeline with a minimum gas production rate of 40 million cubic feet of gas per day. The combined gas and oil flow stream will be processed onshore at a facility which will be established adjacent to the Grati Power station.

First production is expected to commence in the first half of 2006.

Oyong Development

The Oyong environmental plan has been approved by the Indonesian authorities and the plan of development is with MIGAS for final consideration.

Fixed price, engineering, procurement, construction and installation (EPCI) bids have been received for the offshore platform and pipeline and the onshore processing plant.

Oyong Funding

The operator, on behalf of the joint venturers, is involved in ongoing discussions with respect to letters of credit and other financial instruments, with a view to securitizing payments to be made by the purchaser under the Gas Sales Agreement pursuant to which the gas reserves of the Oyong field will be sold to PT Indonesia Power.

Progress on securitization has been slow and despite vigorous efforts it is not yet clear when appropriate measures will be in place to allow field development to proceed.

Positive discussions have been held with several potential financiers with the intention being to partly debt fund Cue's share of development cost. However, finalisation of project funding is dependant on appropriate securitization being in place.

Cue's share of Oyong development costs is expected to be approximately AUD26 million, with the bulk of the funds expected to be required in calendar year 2005. The funding strategy is a combination of project finance and equity. It is not yet clear when total funding for the Oyong development will need to be in place. However when a development decision is made by the joint venture, there will be a need to raise additional equity funds to meet a proportion of the Cue's anticipated share of Oyong oil and gas field development costs. It is currently anticipated that the proportion of equity funding required will be not less than 40% of Cue's share of development costs.

As and when equity funds are required, it is the Company's intention that these would be raised in a manner deemed at the time to be the most expedient by the Board of Cue, taking into account available working capital, proportion of debt available, budgets and share market and industry conditions. It is the Company's intention that any such equity funds will be raised by, any one or a combination of, a pro-rata issue to shareholders and placement of shares to professional investors.

3. EXPLORATION ACTIVITIES

PDL 3 - Papuan Basin, PNG (5.568892% Interest)
Operator: Santos

No exploration activity took place during the quarter in the SE Gobe licence.

PRL 9 - Papuan Basin, PNG (14.894% Interest)

No exploration activity took place during the quarter.

PPL 190 - Papuan Basin, PNG (10.947% Interest)
Operator: Santos

No exploration activity took place during the quarter.

Planning was undertaken for a seismic survey over the Wasuma structure and possibly the general Bilip area. Data acquisition is expected around 1 October 2004.

PRL 8 - Papuan Basin, PNG (10.72% Interest) (formerly PPL 193)
Operator: Oil Search

Preparation of a report continued during this quarter, into the potential for using PNG natural gas for manufacturing methanol in PNG.

The Kimu gas field in PRL-8 could supply natural gas feed stock for such a development.

Sampang PSC – Madura Strait, East Java, Indonesia (15% Interest)
Operator: Santos

<u>Jeruk -2 (Sole Risk Operation)</u>

Santos has announced that Jeruk -2 began drilling on 22 July 2004. Jeruk -2 is located approximately 1.6 km east of Jeruk -1 and will be drilled to a planned total depth of 5300m (measured depth).

Cue did not participate in the Jeruk -1 well which was drilled as a sole risk by Santos.

Cue has also elected not to participate in Jeruk -2. Cue's decision was based on the substantial estimated cost of the Jeruk -2 well and the risked potential of the Jeruk structure. Cue retains its right to participate in any Jeruk development, subject to sole risk premiums based on Cue's share of the cost of the Jeruk -1 and -2 wells. Cue retains its existing right to the remainder of the Sampang PSC.

Elpaso has declined to participate in Jeruk -2 and effective 23 July 2004, sold Coastal Indonesia Sampang Ltd, the company that holds Elpaso's Sampang interest, to SPC Production Company Ltd, a wholly owned subsidiary of Singapore Petroleum Company.

Other Areas

Consideration is being given to acquiring 3D seismic prior to drilling an additional exploration well. Seismic acquisition could begin in late 2004 with a well following in the first half of 2005.

EP 363 Carnarvon Basin - Western Australia (10% buy back option)
Operator: Apache Energy

No activity.

By Order of the Board

Andrew Knox
Public Officer

30 July 2004

APPENDIX II

(Rule 10.10.4)

QUARTERLY REPORT OF CONSOLIDATED CASH FLOWS

Cue Energy Resources Limited

Quarterly Report of Consolidated Cash Flows in accordance with Listing Rule 10.10.4. These figures are based on accounts which are **unaudited**. If these figures are based on audited accounts, a statement is required of any material qualification made by the auditor. The Mining Issuer **does have** a formally constituted Audit Committee of the Board of Directors.	**Quarter Ended 30/06/04 $NZ 000**	**Year to Date (Twelve Months) $NZ 000**
1. CASH FLOWS RELATING TO OPERATING ACTIVITIES		
a) Receipts from product sales and related debtors	2,125	6,537
b) Payments: for exploration and evaluation	(847)	(2,870)
for development	-	-
for production	(411)	(1,582)
for administration	(322)	(1,291)
c) Dividends received	-	-
d) Interest and other items of a similar nature received	12	50
e) Interest and other costs of finance paid	-	(1)
f) Income taxes paid	(78)	(418)
g) Other	-	-
h) **NET OPERATING CASH FLOWS**	479	425
2. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
a) Cash paid for purchases of prospects	-	-
equity investments	-	-
other fixed assets	(3)	(3)
b) Cash proceeds from sale of prospects	-	-
equity investments	-	331
other fixed assets	-	-
c) Loans to other entities	-	-
d) Loans repaid by other entities	-	-
e) Other	-	-
f) **NET INVESTING CASH FLOWS**	(3)	328
3. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
a) Cash proceeds from issues of shares, options, etc	-	-
b) Proceeds from sale of forfeited shares	-	-
c) Borrowings	-	-
d) Repayments of borrowings	-	-
e) Dividends paid	-	-
f) Other (provide details if material)	-	-
g) **NET FINANCING CASH FLOWS**	-	-
4. a) ***NET INCREASE (DECREASE) IN CASH HELD**	476	753
b) Cash at beginning of quarter/year to date	3,961	4,208
c) Exchange rate adjustments to Item 4(a) above	200	(324)
d) **CASH AT END OF QUARTER**	4,637	4,637

5. NON-CASH FINANCING AND INVESTING ACTIVITIES

a) Provide details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows.

N/A

b) Provide details of outlays made by other entities to establish or increase their shares in projects in which the reporting entity has an interest.

N/A

6. FINANCING FACILITIES AVAILABLE

Provide details of used and unused loan facilities and credit standby arrangements, adding such notes as are necessary for an understanding of the position.	Amount Available $NZ 000	Amount Used $NZ 000
	-	-
TOTAL	-	-

7. ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

	Current Quarter # $NZ 000	Following Quarter $NZ 000
a) Exploration and evaluation	1,082	1,032
b) Development	312	-
TOTAL	1,394	1,032

\# The outlays to be shown in this column are the estimates made for this quarter in the previous quarterly report. Where these estimates differ by more than 15% from the actual outlays reported in Item 1(b) of this report, provide an explanation of the reason(s) for these differences as an attachment to this report.

8. RECONCILIATION OF CASH

For the purposes of this statement of cash flows, cash includes:

Cash at the end of the quarter as shown in the statement of cash flows is reconciled to the related items in the amounts as follows:	Current Quarter $NZ 000	Previous Quarter $NZ 000
Cash on hand and at bank	42	57
Deposits at call	4,595	3,904
Bank overdraft		
Other (provide details)		
TOTAL = CASH AT END OF QUARTER [Items 4(d)/4(b)]	4,637	3,961

9. CHANGES IN INTERESTS IN MINING TENEMENTS

	Tenement Reference	Nature of Interest	Interest at Beginning Of Quarter	Interest at End of Quarter
a) Interests in mining tenements relinquished, reduced and/or lapsed	-	-	-	-
b) Interests in mining tenements acquired and/or increased	-	-	-	-

c) Where changes are reported in (a) and/or (b), an amended list of interests in mining tenements is to be attached to this statement.

10. ISSUED AND QUOTED SECURITIES AT END OF CURRENT QUARTER

Category of Securities	Note	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES:					
Of which issued during current quarter:		-	-	-	-
ORDINARY SHARES:		333,943,755	333,943,755	N/A	N/A
Of which issued during current quarter:		-	-	N/A	N/A
CONVERTIBLE NOTES:					
Of which issued during current quarter:		-	-	-	-
				Exercise Price AUD Cents	Expiry Date
OPTIONS:		500,000	-	8	02/05/05
		500,000	-	10	02/05/05
		500,000	-	12	02/05/06
		500,000	-	15	02/05/06
Of which issued during current quarter		500,000	-	8	02/05/05
		500,000	-	10	02/05/05
		500,000	-	12	02/05/06
		500,000	-	15	02/05/06
DEBENTURES					
- Totals only:		-	-	-	-
UNSECURED NOTES					
- Totals only:		-	-	-	-

Andrew Knox
Public Officer

30 July 2004

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS - QUARTER ENDED 30 JUNE 2004

ESTIMATED OUTLAYS FOR SPECIFIED QUARTERS

Exploration Variation

The variation in the quarter was due to variation in the exploration programme.

Development Variation

The variation in the quarter was due to variation in the development programme.

APPENDIX B

QUARTERLY REPORT OF CONSOLIDATED CASHFLOWS
- QUARTER ENDED 30 JUNE 2004

Amended List of Mining Tenements

PERMIT	OPERATOR	CUE INTEREST (%)
Petroleum Properties		
Indonesia		
Sampang PSC	Santos Asia Pacific Pty Ltd	15.0
Papua New Guinea		
PPL 190	Barracuda Pty Ltd	10.947
PDL 3	"	5.568892
PRL 9	"	14.894
SE Gobe Field Unit	Oil Search (PNG) Limited	3.285646
PRL 8	Oil Search Limited	10.72